

Bridget Riley (b. 1931)

Download deal sheet



Initial Offering Price

$2,886,000

Offering Circular

sec.gov

Acquired this past November from the $1.6 billion auction sale of masterpieces from the collection of late Microsoft co-founder, Paul Allen, the Painting is a prime example from one of the artist's most desirable time periods.

WATCH VIDEO

Similar Sales | Record Price | Repeat Sales



$6.0m
$4.0m
$2.0m
$0.0m
92
96
00
04
08
12
16
20
24

Price Appreciation of Similar Works

17.9%

Sharpe Ratio (1992-2021) watch video

Bridget Riley	▲1.04
All Art	0.39
S&P 500	0.54

37% Progress

INVEST NOW

WHY WE LIKE THIS PAINTING

- One of the most significant British artists working today, Bridget Riley helped pioneer the Op art movement of the 1960s with her innovative geometric abstractions.
- In 1968, Riley was selected to represent Great Britain in the 34th Venice Biennale, where she became the first living British artist, and the first woman, to win the prestigious International Prize for Painting.
- Our acquisitions team has reviewed approximately 70 examples of work by Riley, many of which are priced in excess of $2 million. Of these 70 works, this is the fifth one we have selected to be offered on the Masterworks platform.
- The Painting was formerly held in the collection of the late Paul Allen, who was a co-founder of Microsoft and a noted art collector. Alongside the Painting, Allen also owned several masterworks by seminal artists, including Georges Seurat, a major influence on Riley's work.
- The Painting has an impressive exhibition history. It was originally acquired by Galerie Beyeler in Basel, Switzerland, and was included in the gallery's 1975 exhibition of Bridget Riley's work, and would later be included in another important 1978 exhibition organized by the Albert-Knox Gallery in Buffalo, New York, which traveled to the Dallas Museum of Fine Art and the National Museum of Modern Art in Tokyo, among others.
- The Painting belongs to one of the artist's most desirable time periods - executed at an important inflection point in Riley's career when the artist stepped away from her monochromatic black and white works from the 1960s and instead began to embrace the use of color.
- As of January 5, 2023, works executed in the 1970s, such as the Painting, account for four of the artist's top ten auction records, all of which took place within the last two years. These are led by *Gala* (1974), which sold for $5,781,734 in March 2022, *Zing 2* (1971), which sold for $4,503,417 in June 2021, and *Halcyon 2* (1972), which was created the same year as the Painting, and sold for $3,580,515 in October 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$17,195,994

2021 Number of Lots Sold
93

BRIDGET
RILEY

b. 1931, UNITED KINGDOM



$2,886,000

INITIAL OFFERING

17.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 39 × 38 in. (100 × 97 cm.)

Bridget Riley is a leading figure of the Op art movement, known for her use of line, formal color arrangements and geometric precision to create optical visual effects.

The Painting is a prime example of Bridget Riley's ongoing use of line and color to explore optical perception of vibration and movement, achieved through various changes in color, scale, and composition of repetitive stripes. In the Painting, vertical stripes of alternating blue, green, and pink appear distinct against a black ground. From afar, Riley's signature optical illusion comes into play, and the colors appear to pulsate and alternate, depending on the viewer's position. Executed in 1972, the Painting represents an early example of Riley's embrace of color, marking an important step away from her monochromatic black and white works from the 1960s. Around 1967, the artist began introducing a limited palette of two to four colors, applied in thin linear units which offered what Riley described as "Edge Exposures." This effect accounts for the blending of colors that the eye perceives in the Painting, despite the distinct separation of singular colors, visible upon close inspection. The Painting has an impressive exhibition history. It was originally acquired by Galerie Beyeler in Basel, Switzerland, and was included in the gallery's 1975 exhibition of Bridget Riley's work, and would later be included in another important 1978 exhibition organized by the Albert-Knox Gallery in Buffalo, New York, which traveled to the Dallas Museum of Fine Art and the National Museum of Modern Art in Tokyo, among others. In addition to its exhibition history, the Painting also boasts significant provenance. The work was formerly in the collection of the late Paul Allen, who was a co-founder of Microsoft and a noted art collector. Alongside the Painting, Allen also owned several masterworks by seminal artists, including Georges Seurat, a major influence on Riley's work. As of January 5, 2023, works executed in the 1970s, such as the Painting, account for four of the artist's top ten auction records, all of which took place within the last two years. These are led by *Gala* (1974), which sold for £4,362,000 ($5,781,734) at Christie's, London on March 22, 2022, *Zing 2* (1971), which sold for £3,262,500 ($4,503,417) at Christie's, London on June 30, 2021, and *Halcyon 2* (1972), which was created the same year as the Painting, and sold for £2,602,500 ($3,580,515) at Christie's, London on October 15, 2021. The Painting's year, composition, exhibition history, and provenance make it a commercial and desirable work by Bridget Riley.

AS OF JANUARY 5, 2023, THE ARTIST'S TOP PRICES ACHIEVED AT AUCTION ARE LED BY *UNTITLED (DIAGONAL CURVE)* (1966), WHICH SOLD FOR £4,338,500 ($5,813,156) ON JUNE 30, 2016 AT CHRISTIE'S, LONDON, *GALA* (1974), WHICH SOLD FOR £4,362,000 ($5,781,734) ON MARCH 22, 2022 AT CHRISTIE'S, LONDON, AND *CHANT 2* (1967), WHICH SOLD FOR £2,561,250 ($5,105,851) £2,561,250 ON JULY 1, 2008 AT SOTHEBY'S, LONDON.

In 1971, Riley's first mid-career retrospective was held at the Kunstverein Hannover, and later traveled to the Kunsthallen in Bern and Düsseldorf, the Galleria Civica d'Arte Moderna in Turin and the Hayward Gallery in London. In 2019, a survey of her work opened at the Scottish National Gallery, which then traveled to the Hayward Gallery in 2020. In March 2022, a solo show of the artist's work, titled "Bridget Riley: Perceptual Abstraction," opened at the Yale Center for British Art in New Haven, CT and ran through July 2022. Works by Bridget Riley are held in the permanent collections of some of the world's most important institutions, including the Museum of Modern Art in New York, the National Gallery of Art in Washington, D.C., and the Tate Gallery in London among others. As of January 5, 2023, the artist splits her time between London, Cornwall, and France, and is represented by David Zwirner and Max Hetzler Gallery.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$6.0M
$4.5M
$3.0M
$1.5M
1991
1993
1996
1998
2000
2003
2005
2008
2010
2012
2015
2017
2020
2022

Bridget Riley (British, b. 1931) was born in Norwood, a suburb of London, and spent her childhood in Cornwall and Lincolnshire. Riley attended Goldsmiths' College in London from 1949 to 1952 and the Royal College of Art from 1952 to 1955. In the early 1960s, Riley created her first "Op art" paintings in black and white, which are so named for the disorienting optical effect they produced. Later, Riley introduced colorful, clean lines into her oeuvre, while continuing to focus on geometric abstractions. In 1965, Riley's work was included in "The Responsive Eye," a seminal group exhibition organized by curator William Seitz at the Museum of Modern Art in New York, which formalized Op art as a major artistic movement and cemented the artist's status as a leading figure of the movement. In 1968, Bridget Riley was selected to represent Great Britain at the 34th Venice Biennale, where she became the first living British artist to win the prestigious International Prize for Painting.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Bridget Riley with the following criteria: paintings created 1965 to 1979, executed on canvas or linen that measure 20 inches by 20 inches to 65 inches by 65 inches. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 140, LLC, an affiliate of the Company, purchased at Sotheby's, London, British Art: The Jubilee Auction, held on June 29, 2022 for £2,334,000 ($2,829,981). Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 17.9% CAGR implied from selected sales occurring from February 26, 1992 to June 29, 2022.

The information contained on the Masterworks.io web site has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks.io website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with SEC or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks.io Terms of Use and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.io), or as available on the SEC'S EDGAR web site.

Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services. Certain equity owners of Masterworks operate in their capacity as a "principal" to Masterworks platform transactions pursuant to SEC Rule 3a4-1.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

Masterworks.io, LLC is located at 225 Liberty Street, 29th Floor, New York NY, 10281.

Certain Masterworks associated persons solicit in connection with Masterworks offerings in their capacities as registered representatives of Independent Brokerage Solutions LLC ("IndieBrokers") or Arete Wealth Management, LLC ("Arete"), or in their capacity as a "principal" to the transaction pursuant to SEC Rule 3a4-1. Each of IndieBrokers and Arete is a registered broker dealer, a member of FINRA and a member of SIPC. Masterworks.io and its affiliates are independent and unaffiliated with IndieBrokers and Arete. To check the background of IndieBrokers and Arete and their respective representatives, visit FINRA's BrokerCheck. IndieBrokers is located at 485 Madison Ave, 15th Floor, New York, NY 10022 and Arete is located at 1115 W Fulton Market, 3rd Floor, Chicago, IL 60607. Investors solicited through a representative of IndieBrokers will find a brief summary of their relationship with IndieBrokers on the IndieBrokers Form CRS and investors solicited through a representative on Arete will find a brief summary of their relationship with Arete on the Arete Form CRS.

This website contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.